Nutrafuels, Inc.

6601 Lyons Road

L 6 Coconut Creek, FL 33073

Telephone 888-509-8901

December 24, 2013

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

H. Roger Schwall, Assistant Director

Division of Corporate Finance

100 F Street, NE
Washington, D.C. 20549

Re: NutraFuels, Inc. (the “Company”, “us”, “we” or “our”)

Amendment Number 3 toRegistration Statement on Form S-1

Filed December 5, 2013

File No. 333-191407

Dear Mr. Schwall:

Please find below, the responses to the Commission’s Comment Letter dated December 23, 2013, regarding the above referenced registration statement (the “Registration Statement”).

SEC Comment 1 Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 44

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 44

Components and Results of Operations, page 45

1. We note your response to comment 2 in our letter dated November 13, 2013, but believe that it does not fully respond to our comment. Please revise your disclosure to clearly explain the changes in each line item of your statements of operations for each of the periods presented in your filing. This should include a comparison of prices and volumes of products sold during each period, as well as clear explanation of changes in each expense line. Line items for the year ended December 31, 2012, should be compared to the year ended December 31, 2011, and the nine month period ended September 30, 2013, should be compared to the nine month period ended September 30, 2012. Please revise your disclosure accordingly.

Company Response to Comment 1

We have modified our disclosure as per your request to clearly explain the changes in each line item of our statements of operations for each of the periods presented in your filing.

SEC Comment 2 Financial Statements for Fiscal Years Ended December 31, 2012 and 2011

General

2. Comment 6 in our letter dated November 13, 2013, asked that you review your financial statements for clerical accuracy. We pointed out that the operating expenses presented as part of your statements of operations (now on page 57) do not appear to sum to the subtotal presented. We reissue our comment, as it appears that this clerical error has not been corrected.

Company Response to Comment 2

We have modified our disclosure as per your request.

SEC Comment 3 Financial Statements for Periods Ended September 30, 2013 and 2012

3. Please revise the headings on your statements of operations to clarify which columns represent the three month periods and which represent the nine month periods.

Company Response to Comment 3

We have modified our disclosure as per your request.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/Edgar Ward

Edgar Ward

Chief Executive Officer

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